

August 18, 2014

<u>Via E-mail</u>
Mr. Steven E. English
Chief Financial Officer
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio   43215-3976

>   **Re: State Auto Financial Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed March 6, 2014**
>   **Form 10-Q for the periods ended June 30, 2014**
>   **Filed August 5, 2014**
>   **File No. 000-19289**

Dear Mr. English:

        We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2013
Consolidated Financial Statements
Notes to Consolidated Financial Statements
1.Summary of Significant Accounting Policies, page 86

1. Please tell us your policies for recognizing and classifying ceding commissions in your financial statements for both affiliates and non-affiliates. Reference for us the specific accounting literature by topic and paragraph that supports your accounting. Separately for affiliates and non-affiliates for each year presented, tell us the amount of ceding commissions recognized in your consolidated statements of operations and, as of December 31, 2013, the amount of ceding commissions reflected in your consolidated balance sheet. Additionally, explain to us, with reference to authoritative literature, your

disclosure in Note 5 on page 98 with respect to the State Auto Group's Homeowners Quota Share Arrangement that the amount of ceding commission earned is limited to the amount of deferred acquisition costs that would have been deferred if not for entering in the arrangement.

Form 10-Q for the periods ended June 30, 2014
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Losses and loss expenses payable, page 46

2. Refer to your disclosure on the bottom of page 45 that you have increased your involvement in managing litigated and higher severity terminated RED program claim files since third quarter 2013, and plan to take over full file management from certain third party administrators prior to year end. Further you disclose that you plan on completing a detailed, ground up analysis of RED program claims by year end. Please provide us the following:
   - For each major line of business as indicated in the table on page 46, tell us the amount of losses and loss expenses payable at June 30, 2014 for which you rely on third party administrators.
   - The facts and circumstances that caused you to increase your involvement in managing litigated and higher severity terminated RED program claim files since the third quarter 2013 as well as the amount of your losses and loss expenses payable at June 30, 2014 related to these claim files and the nature and extent of the increased involvement as compared to that prior to the third quarter 2013.
   - The facts and circumstances that are resulting in your plan to take over full file management from certain third party administrators prior to year end as well as the amount of losses and loss expenses payable at June 30, 2014 related to these administrators, and to which lines of business they relate.
   - What a ground up analysis of RED program claims entails and how that differs from what you normally do to arrive at your losses and loss expenses payable.

3. Please tell us your consideration of providing disclosures in your financial statements required by ASC 944-40-50-3 and, with respect to terminated RED programs, ASC 944-40-50-4. Refer to ASC 944-40-50-2 regarding applicability of these disclosures to interim financial statements.

4. Regarding your reserve strengthening in 2012, 2013 and 2014 related to your terminated RED programs, of $21.3 million $27.8 million, $11.4 million, respectively, please explain to us the reasons for each of these changes in estimates. Address the following:
   - Identify and describe the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.
   - Explain the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant